UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Intelligent Buying, Inc.
(Name of Issuer)
Common Stock $.001 par value

(Title of Class of Securities)

45822D 10 2
(CUSIP Number)

Hector Guerrero AMS Encino Investments, Inc. 17531 Encino Lane Encino CA, 91316 818-201-3727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45822D 10 2	13D	Page 2 of 5 pages

1	NAME OF REPORTING PERSON

AMS Encino Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

		7	SOLE VOTING POWER
	NUMBER		5,753,333
OF
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY		None
OWNED
	BY	9	SOLE DISPOSITIVE POWER
	EACH		5,753,333
REPORTING
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH		None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,753,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.4%

14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 45822D 10 2	13D	Page 3 of 5 pages

1	NAME OF REPORTING PERSON

Hector Guerrero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

		7	SOLE VOTING POWER
	NUMBER		5,753,333(1)
OF
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY		None
OWNED
	BY	9	SOLE DISPOSITIVE POWER
	EACH		5,753,333(1)
REPORTING
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH		None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,753,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.4%

14	TYPE OF REPORTING PERSON
IN

(1)	Hector Guerrero is the principal shareholder of AMS Encino Investments, Inc.(AMS) and may be deemed to have voting and dispositive power over the securities owned by AMS, thus may also be deemed to be the beneficial owner of these securities.

CUSIP NO. 45822D 10 2	13D	Page 4 of 5 pages

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “ Common Stock ”), of Intelligent Buying, Inc., a California corporation (the “ Issuer ”).  The principal executive offices of the Issuer are located at 450 National Ave, Mountain View, CA 94043

Item 2. Identity and Background

(a)           NAME

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	AMS Encino Investments, Inc. (“AMS”)
ii)	Hector Guerrero (“Mr. Guerrero”)

(b)           RESIDENCE OR BUSINESS ADDRESS

The address of the principal business office of each of AMS and Mr. Guerrero is 17531 Encino Lane, Encino CA 91316

(c)           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The principal business of AMS is investments.

Mr. Guerrero’s primary business is serving as the principal owner of AMS, AVyD Solutions and the Chief Executive Officer of the Issuer.  Mr. Guerrero is deemed to control the business activities of AMS.

(d), (e)    CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           CITIZENSHIP

AMS is a California Corporation.

Mr. Guerrero is a citizen of Mexico.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the securities reported herein at an aggregate cost of approximately $262,000.  The funds used to purchase these securities were obtained from the general working capital of AMS.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein in connection with the consummation of a series of transactions including the Stock Purchase Agreement  resulting in a change of control of the Registrant, as described in the Company’s Current Report on Form 8-K on January 20, 2015 filed with the Securities and Exchange Commission (the “SEC”).  In his capacity as the Chief Executive Officer and a director of the Issuer, the Reporting Person is, and will be, significantly involved in the affairs of the Issuer, and could take actions that relate to or would result in the matters set forth in subparagraphs (b) through (j) of Item 4 to Schedule 13D.

Other than as set forth above, the Reporting Persons, in his capacity as a holder of securities of the Issuer,, currently has no plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

CUSIP NO. 45822D 10 2	13D	Page 5 of 5 pages

Item 5. Interest in Securities of the Issuer

(a) Amount beneficially owned:

Percent of class:

80.4%

See Item 13 of the attached cover page

(b)  Number of Common Shares as to which such Reporting Person has:

(i)  Sole power to vote or direct the vote:

5,753,333

(ii)  Shared power to vote or direct the vote:

n/a

(iii)  Sole power to dispose or direct the disposition:

5,753,333

(iv)  Shared power to dispose or direct the disposition:

n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

/s/ Hector Guerrero
Hector Guerrero/President AMS Encino Investments, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)